May 9, 2018

Valerie J. Lithotomos Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Frank Funds – File Nos. 333-113657 and 811-21532

Dear Ms. Lithotomos:

On February 12, 2018 Frank Funds (the "Registrant”), on behalf of the Camelot Event Driven Fund (the “Fund”), a series of the Registrant, filed Post-Effective Amendment No. 68 (the “Amendment”) to the Registrant’s Registration Statement.  On March 20, 2018, you provided oral comments to the Amendment to Emily Little.  Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.

General

Comment 1.  Please confirm that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Response.  The Registrant confirms that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Comment 2.  Please confirm that the expense limitation agreement for the Fund will be in place for at least one year from the effective date of the prospectus.

Response.  Registrant so confirms.

Comment 3.  Please update the EDGAR series and Class identification information with the Fund’s ticker.

Response.  The requested change will be made.

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Comment 4.  (i) Please revise the Example to reflect only 1 year and 3 year example numbers.  (ii) Please confirm that the impact of the expense waiver is reflected only for the period in which it applies.

Response.  (i) The requested change has been made.  (ii) Registrant so confirms.

Comment 5.

The first sentence of the Principal Investment Strategies section notes that “the Adviser invests in the securities of publically traded companies….”  Please revise the disclosure to clarify what kind of securities the Fund may invest in.

Response.  Registrant notes that existing strategy disclosure provides, “A variety of strategies can be employed to capitalize on the mispricing of corporate securities during corporate reorganizations, including transactions involving common and preferred stock, debt instruments and derivative securities.  In addition, the Fund may invest in a variety of debt instruments, including U.S. Government securities and structured notes” (emphasis supplied).   Registrant believes existing disclosure adequately describes the types of securities in which the Fund may invest as a principal strategy.

Comment 6.

In the seventh bullet point in the Principal Investment Strategies section, “Debt Securities”, please disclose any limits on credit ratings, maturity or duration strategies, and if the Fund may invest in “junk”.

Response.  Registrant has added the following disclosure:

The Fund may invest without restriction as to credit rating, maturity or duration.  The Fund may purchase below investment grade securities, commonly referred to as “junk.”

Comment 7.

Please review the Fund's Principal Investment Strategy and Principal Risks disclosures to ensure that the Fund Prospectus accurately and specifically describes the Fund's use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

Response.  Registrant has reviewed the prospectus and, after consideration of the Barry Miller letter, registrant believes the disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter.

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Comment 8.  Will the Fund invest in emerging market securities?  If so, please state as much in the Principal Investment Strategies section and add emerging market securities risk to the Principal Investment Risks.

Response.  The Fund may invest in emerging market securities but not as a principal strategy.  Accordingly, Registrant declines to add such disclosures in the prospectus.  Registrant has added the following disclosure to the SAI:

Emerging Markets. The Fund may invest in securities of issuers located in “emerging markets” (lesser developed countries located outside of the U.S.) or ETFs or other investment companies that invest in emerging market securities. Investing in emerging markets involves not only the risks described above with respect to investing in foreign securities, but also other risks, including exposure to economic structures that are generally less diverse and mature than, and to political systems that can be expected to have less stability than, those of developed countries. For example, many investments in emerging markets experienced significant declines in value due to political and currency volatility in emerging markets countries during the latter part of 1997 and the first half of 1998. Other characteristics of emerging markets that may affect investment include certain national policies that may restrict investment by foreigners in issuers or industries deemed sensitive to relevant national interests and the absence of developed structures governing private and foreign investments and private property. The typically small size of the markets of securities of issuers located in emerging markets and the possibility of a low or nonexistent volume of trading in those securities may also result in a lack of liquidity and in price volatility of those securities.

Comment 9.  Please add Portfolio Turnover Risk.

Response.  Registrant has added the following risk disclosure to the Principal Investment Risk section of the prospectus:

Portfolio Turnover Risk.  A higher portfolio turnover will result in higher transactional and brokerage costs.

Comment 10.  Please separate the counterparty risk disclosures from the Derivative Instrument Risk disclosure.  Additionally, please provide additional detail regarding the risks related to counterparties.

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Response.  Registrant has separated the disclosure as requested and included the following counterparty risk disclosure:

Item 4 – Summary Prospectus

Counterparty Risk.  A counterparty (the other party to a transaction or an agreement or the party with whom the Fund executes transactions) to a transaction with the Fund may be unable or unwilling to make timely principal, interest or settlement payments, or otherwise honor its obligations.

Item 9 – Statutory Prospectus

Counterparty Risk.  The Fund may engage in transactions in securities and financial instruments that involve counterparties. Counterparty risk is the risk that a counterparty (the other party to a transaction or an agreement or the party with whom the Fund executes transactions) to a transaction with the Fund may be unable or unwilling to make timely principal, interest or settlement payments, or otherwise honor its obligations. To limit the counterparty risk associated with such transactions, the Fund conducts business only with financial institutions judged by the Adviser to present acceptable credit risk.

Comment 11.  Please provide updated, complete performance disclosure for staff review via EDGAR correspondence prior to the effectiveness of the Amendment.

Response.  Registrant has updated the Fund’s performance disclosure as shown below:

Performance

The following bar chart displays the annual return of the Fund over the past ten years. The bar chart also illustrates the variability of the performance from year to year and provides some indication of the risks of investing in the Fund. Fund performance shown does not reflect Class A Shares sales charges. Performance would be lower if sales charges were included. Past performance does not guarantee or predict future results.  The Fund acquired all of the assets and liabilities of Quaker Event Arbitrage Fund, a series of Quaker Investment Trust, (the “Predecessor Fund”) in a tax-free reorganization on May 18, 2018.  In connection with this acquisition, shares of the Predecessor Fund’s Class A, Class C and Institutional Class Shares were exchanged for Class A, Class A and Institutional Class Shares of the Fund, respectively. The Predecessor Fund had an investment objective and strategies that were, in all material respects, the same as those of the Fund, and was managed in a manner that, in all material respects, complied with the investment guidelines and restrictions of the Fund. The performance information set

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forth below reflects the historical performance of the Predecessor Fund shares. Updated performance information will be available at no cost by calling 1-855-318-2804.

Annual Total Returns

During the period shown, the highest return for a quarter was 12.46% for the third quarter 2009, and the lowest return was -11.93% for the fourth quarter 2008.

Performance Table

Average Annual Total Returns

(For periods ended December 31, 2017)

	One Year	Five Year	Ten Year*
Class A Return Before Taxes (Inception Date: November 21, 2003)	2.24%	4.04%	2.19%
Class A Return After Taxes on Distributions**	0.87%	2.57%	1.36%
Class A Return After Taxes on Distributions and Sale of Fund Shares	1.56%	2.55%	1.40%
Class C Return Before Taxes (Inception Date: June 7, 2010)	7.29%	4.44%	N/A
Institutional Class Return Before Taxes (Inception Date: June 7, 2010)	8.45%	5.50%	N/A
S&P 500 Total Return Index***	21.83%	15.79%	8.50%

*Performance information prior to June 7, 2010 represents that of the Pennsylvania Avenue Event-Driven Fund (the “Pennsylvania Avenue Fund”) a series of the Pennsylvania Avenue Funds.  On June 7, 2010, the Pennsylvania Avenue Fund was

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reorganized into the Quaker Event Arbitrage Fund (the “Reorganization”).  Prior to the Reorganization, the Fund had no assets or liabilities.  The Quaker Event Arbitrage Fund has investment objectives, strategies and policies substantially similar to those of the Pennsylvania Avenue Fund, which was managed by one of the Fund’s Portfolio Managers, Thomas Kirchner.

**After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. After-tax returns are shown for only one class; after-tax returns for the other class will vary.

**The S&P 500 Total Return Index is an unmanaged market capitalization-weighted index which is comprised of 500 of the largest U.S. domiciled companies, which represents the performance of the stock market generally and includes the reinvestment of all dividends. Investors cannot invest directly in an index or benchmark.

Comment 12.  The first sentence of the third paragraph of the “Principal Investment Strategies” section of “ADDITIONAL INFORMATION ABOUT INVESTMENT STRATEGIES AND RELATED RISKS” provides “[p]rofits can be expected if the security sold short depreciates faster than the security purchased….”  This disclosure seems to be a guarantee.  Please revise the referenced disclosure to remove the implication of a guarantee.

Response.  Registrant has revised the response as follows:

~~Profits can be expected if~~ The Adviser anticipates, though there is no guarantee, the Fund will benefit when a ~~the~~ security sold short depreciates faster than the security purchased~~, or if the~~ or a security acquired increases faster than the security sold short.

Comment 13.  In the “Distressed Securities Investments” disclosure on page 10, please enhance the disclosures related to “junk” to clarify that junk securities have “speculative characteristics.”

Response.  Registrant has revised the referenced disclosure as follows:

The Fund purchases high-yield below investment grade securities, commonly referred to as “junk bonds.”  Junk bonds are generally considered speculative because they present a greater risk of loss, including default, than higher quality debt securities.

Comment 14.  In the “Portfolio Holdings Disclosure” on page 14, please add a website address if the Fund’s portfolio holdings will be available on the web.

Response.  The Fund’s portfolio holdings will not be available on the Fund’s website.

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Comment 15.  In the “MANAGEMENT OF THE FUND” section, please add the month of the Fund’s inception as well as the year.

Response.  Registrant has made the requested change.

Comment 16.  Reference is made to in kind distributions in the “Redemption Payment” section on page 20.  If redemptions in kind will be used, please explain whether these redemptions would be a pro rata slice of assets, individual securities, or a representative basket of securities.

Response:  The following disclosure has been added:

To the extent feasible, the Fund expects that a redemption in kind would be a pro rata allocation of the Fund’s portfolio.

Comment 17.  In the Statement of Additional Information (“SAI”) reference is made to reliance on the iShares Funds exemptive order.  Please explain supplementally if this practice is typical.

Response.  Section 12(d)(1) of the Investment Company Act of 1940, as amended (the “Act”) prohibits an investment company from (i) acquiring more than 3% of a registered investment company’s outstanding shares; (ii) investing more than 5% of its assets in a registered investment company and (iii) investing more than 10% of its assets in two or more registered investment companies.  The Securities and Exchange Commission routinely grants exemptive relief that, subject to certain conditions, permits, in summary, a fund to allow investments in that fund in excess of the limitations under Section 12 of the Act.  One such condition requires that before another fund may invest in the fund that has obtained such exemptive relief, the two funds must enter into an agreement (known as a “participation agreement”).  Registrants routinely enter into such participation agreements.

Comment 18.  Please add an Acquired Fund Fees and Expenses (“AFFE”) line item to the Fee Table, if appropriate.

Response.  Registrant confirms that the Fund does not expect to invest in underlying funds as a principal investment strategy or in an amount generating 0.01% or more in AFFE.

Comment 19.  Please revise the Trustee and Officer table to (i) revise reference of “age” to “Year of Birth” for each person to be consistent with table headings; and (ii) please add “during past 5 years” to the “Other Directorships Held by Director” column heading.

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Response.  The requested changes have been made.

If you have any questions or additional comments, please call Emily Little at (614) 469-3264, Craig Foster at (614) 469-3280, or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/Emily M. Little

Emily M. Little